September 9, 2019

Maria Maccecchini, Ph.D.
President and Chief Executive Officer
Annovis Bio, Inc.
1055 Westlakes Drive, Suite 300
Berwyn, PA 19312

       Re: Annovis Bio, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 28, 2019
           File No. 333-232529

Dear Dr. Maccecchini:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary
Pathway Engagement, page 6

1. We note your revisions in response to our prior comment 3 that TBI rats treated with a placebo showed 40% less fluorescence than non-TBI rats, while TBI rats treated with
       ANVS-405 had a higher nerve cell stain signal. Please revise to clarify whether the TBI rats treated with ANVS-405 had a higher nerve cell stain signal than non-TBI rats or TBI rats treated with a placebo in the study, and please quantify the percentage of fluorescence observed in the TBI rats treated with ANVS-405.

       You may contact Mark Brunhofer at 202-551-3638 or Lisa Vanjoske at 202-551-3614 if
 Maria Maccecchini, Ph.D.
Annovis Bio, Inc.
September 9, 2019
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,
FirstName LastNameMaria Maccecchini, Ph.D.
                                                          Division of
Corporation Finance
Comapany NameAnnovis Bio, Inc.
                                                          Office of Healthcare
& Insurance
September 9, 2019 Page 2
cc:       John W. Kauffman, Esq.
FirstName LastName